
Bionomics
Limited

30 September 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05011810

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au


Bionomics
Limited

30 September 2005

[ ]
[ ]
[name and address of shareholder]
[ ]
[ ]

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Thursday 3 November 2005, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide. The Notice of Meeting and Explanatory Memorandum are enclosed, together with Bionomics' 2004-2005 Annual Report.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Tuesday 1 November 2005.

I look forward to your attendance at the meeting.

Yours sincerely

Peter Jonson
Chairman

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au ABN 53 075 582 740


Bionomics
Limited

NOTICE OF ANNUAL GENERAL MEETING 2005

Notice is hereby given that the Annual General Meeting of Bionomics Limited ("**the Company**") will be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, at 10.30 am on Thursday 3 November 2005 to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Company's Financial Report for the financial year ended 30 June 2005 and the accompanying Directors' Report and Auditor's Report.

Resolution 1 – Adoption of Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the remuneration report for the year ended 30 June 2005 be adopted.

Please note that the vote on this resolution is advisory only and does not bind the directors or the Company.

Resolution 2 – Election of Non-Executive Director – Dr Peter Jonson

Dr Peter Jonson will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

Resolution 3 – Election of Non-Executive Director – Dr George Jessup

Dr George Jessup will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

Resolution 4 – Election of Non-Executive Director – Mr Peter Maddern

Mr Peter Maddern will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

Resolution 5 – Approval of Issue of Shares to Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 10.11, the issue of fully paid ordinary shares in the Company to the following directors in the quantities specified below and on the terms described in the Explanatory Notes, be approved:

Dr Peter Jonson	*227,778*
Dr Christopher Henney	*113,889*
Dr George Jessup	*113,889*
Dr George Morstyn	*113,889*
Mr Peter Maddern	*141,667*
Dr Deborah Rathjen	*250,000*

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

Resolution 6 – Approval of Proposed Issue of Share Options and Shares to Dr Deborah Rathjen

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, the proposed issue to Dr Deborah Rathjen of:

(a) *for the purpose of ASX Listing Rule 10.14, 100,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan and ordinary shares in the Company to the value of $1,000 pursuant to the Bionomics Limited Employee Share Plan; and*

(b) *for the purpose of ASX Listing Rule 10.11, 1,020,000 share options in the Company,*

as described in the Explanatory Notes, be approved.

Resolution 7 – Approval of Bionomics Limited Employee Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 7.2, Exception 9, the issue of options pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes, be approved.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 5, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person who is to receive securities in relation to the Company and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed and any of their associates.

2. In relation to Resolution 6, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of:

a. a director of the Company and any associate of a director of the Company; and

b. person who is to receive securities in relation to the Company and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed and any of their associates.

3. In relation to Resolution 7, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a director of the Company and an associate of a director of the Company.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified over, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 10.30 am, 1 November 2005*):

Bionomics Limited c/- Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street ADELAIDE SA 5000	**or**	Bionomics Limited c/- Computershare Investor Services Pty Ltd GPO Box 1903 ADELAIDE SA 5001

or *facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00 pm (Adelaide time) on 1 November 2005 will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at that time.

QUESTIONS AND COMMENTS BY MEMBERS

In accordance with the Corporations Act, the chairperson of the Annual General Meeting will allow a reasonable opportunity for members at the meeting to ask questions about, or make comments on, the management of the Company.

Similarly, the chairperson will allow a reasonable opportunity for members at the meeting to ask questions of a representative of the Company's Auditors, PricewaterhouseCoopers, relevant to the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the Auditors in relation to the conduct of the audit.

Pursuant to the Corporations Act, members may submit written questions to the Company's Auditors relevant to the content of the Auditor's Report to be considered at the Annual General Meeting or the conduct of the audit of the Financial Report to be considered at the Annual General Meeting.

Questions to the Company's Auditors must be given to the Company no later than Thursday 27 October 2005. The Company may examine the contents, or make a copy, of any question so submitted. A list of relevant written questions (prepared by the Company's Auditors) will be made available to members attending the Annual General Meeting at the start of the meeting.

The chairperson of the Annual General Meeting will allow a reasonable opportunity at the meeting for a representative of the Company's Auditors to answer any written questions submitted in accordance with the above procedure. If the Company's Auditor has prepared written answers to written questions, the chairperson may allow these to be tabled at the meeting and such written answers will be made available to members as soon as practicable after the meeting.

Please send any written questions for the Company's Auditors to:

PricewaterhouseCoopers
GPO Box 418
Adelaide SA 5001
or *facsimile: (08) 8218 7999*
or *email: derek.r.clark@au.pwc.com*

by no later than 5:00 pm Adelaide time on Thursday 27 October 2005.

By order of the Board

Jill Mashado
Company Secretary

Adelaide, 30 September 2005

EXPLANATORY NOTES FOR THE 2005 ANNUAL GENERAL MEETING

These Explanatory Notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 30 September 2005.

ORDINARY BUSINESS

RESOLUTION 1: Adoption of Remuneration Report

The remuneration report for the year ended 30 June 2005 is set out in the 2004-05 financial statements.

Pursuant to section 250R(2) of the Corporations Act, a resolution that the remuneration report be adopted must be put to the vote at the Company's Annual General Meeting. The vote on the proposed resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the Company's remuneration practices and policies.

The chairman will allow a reasonable opportunity for members to discuss the remuneration report.

RESOLUTIONS 2, 3 and 4: Election of Non-Executive Directors

Dr Peter Jonson, Dr George Jessup and Mr Peter Maddern will retire at the Annual General Meeting as required by the Company's Constitution and, being eligible, offer themselves for re-election.

(A) *Dr Peter Jonson*

Dr Peter Jonson (BComm (Hons), MA (Hons), PhD, FA, FASSA) joined the Company in November 2004 as both Non-Executive Director and Chairman of the Board. Dr Jonson began his career with the Reserve Bank of Australia where he became an internationally recognised economist and influential policy adviser. He subsequently gained extensive experience at senior levels of the international financial services industry, serving as Chief Executive Officer of Norwich Union's Australian business and Managing Director and then Chairman of ANZ Funds Management. Dr Jonson has also previously chaired the Federal Government's Biotechnology Centre of Excellence Expert Panel and the Major National Research Facilities Committee, both of which were set up to advise Federal Ministers on major strategic and investment decisions affecting the biotechnology sector. Currently he is a director of Village Roadshow Ltd, Pro Medicus Ltd, Australian Aerospace and Defence Innovations Ltd and Sequoia Capital Management Pty Ltd, and is the Chairman of the Australian Institute for Commercialisation and the Federal Government's CRC Committee. Dr Jonson is also a member of the Bionomics Audit and Compliance Committee and the Compensation Committee.

(B) *Dr George Jessup*

Dr George Jessup (MB, BS, MBiomedEng, MBA) joined the Company as a Non-Executive Director on 1 July 2005. He is the co-founder and Managing Director of Start-up Australia Ventures Pty Ltd, a venture capital company which is active in investing in biotechnology companies. Under his leadership, Start-up Australia has raised $55 million and has been an early stage investor in more than ten biotechnology companies. He has been in the venture capital industry for more than ten years. Dr Jessup has extensive experience in senior management roles in the medical device and pharmaceutical industries, including a role in the US as Global Director of Medical Affairs of the Medical Device Division of an international pharmaceutical company (American Cyanamid, later acquired by Wyeth). Dr Jessup is a medical graduate and has worked in various clinical and research positions at a number of Sydney teaching hospitals including Prince of Wales, Prince Henry and Royal North Shore Hospitals. Dr Jessup is Chairman of the Bionomics Compensation Committee.

(C) *Mr Peter Maddern*

Mr Peter Maddern (MM (Kellogg), LLB, BEc) has been a Non-Executive Director of the Company since July 2000, and formerly Executive Director (between July 1997 and July 2000) and was responsible for the formation of the Company and the raising of seed capital from financiers. He is currently the Managing Director of Palmerston Projects Pty Ltd, a South Australian based management consultancy specialising in commercialisation of intellectual property, and Non-Executive Director and founding CEO of Australian Orthopaedic Innovations Limited, a commercial development hub for Australian orthopaedic products. Mr Maddern is also Chairman of Lync Software Pty Ltd, a developer of security software products for mobile devices. Mr Maddern is Chairman of the Bionomics Audit and Compliance Committee.

SPECIAL BUSINESS

BACKGROUND

Resolutions 5 to 7 (inclusive) contained in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.2, 10.11 and 10.14 (as applicable).

(A) *Listing Rule 7.2*

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval.

One of the exceptions to Listing Rule 7.1 provided for in Listing Rule 7.2, Exception 9(b) is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that the Company's shareholders have approved the scheme within three years before the date of issue of the securities. Accordingly, Resolution 7 seeks shareholder approval of the Bionomics Limited Employee Share Option Plan ("**Option Plan**") so that the Company has the ability to issue up to 15% of its capital during the year in addition to the shares issued under the Option Plan and the Bionomics Limited Employee Share Plan ("**Share Plan**") (which was approved by shareholders for the purposes of Listing Rule 7.2, Exception 9(b) on 11 November 2004), without having to obtain a further shareholder approval.

(B) *Listing Rule 10.11*

Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares to its directors (under Resolution 5) and share options to Dr Deborah Rathjen (under Resolution 6). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolutions 5 and 6, it is not necessary for the Company to seek separate shareholder approval of the proposed issues under Listing Rule 7.1.

(C) *Listing Rule 10.14*

Listing Rule 10.14 requires a listed entity to obtain shareholder approval for the issue of securities under an employee incentive scheme (such as the Option Plan or the Share Plan) to certain parties, which includes a director, or an associate of a director, of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares and share options to Dr Deborah Rathjen (under Resolution 6). As noted above, an employee incentive scheme will not be taken into account when calculating the 15% limit in Listing Rule 7.1, provided that the Company's shareholders have approved the scheme within 3 years before the date of issue of the securities. The Company's shareholders approved the Option Plan on 7 November 2002, and Resolution 7 of this meeting seeks shareholder approval of the Option Plan for a further three year period. The Company's shareholders approved the Share Plan on 11 November 2004. Accordingly, shareholders should note that if they pass Resolution 6 (and subject to the passing of Resolution 7), it is not necessary for the Company to seek separate shareholder approval of the proposed issues under Listing Rule 7.1.

RESOLUTION 5: ASX Listing Rule 10.11 – Issue of Shares to Directors

Resolution 5 contained in the Notice of Annual General Meeting is being put before shareholders for the purpose of ASX Listing Rule 10.11

As noted above, ASX Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. ASX Listing Rule 10.13 sets out the information that must be included in the Notice of Annual General Meeting when seeking approval of shareholders under ASX Listing Rule 10.11.

Under Resolution 5, the Board seeks approval to issue shares to each of the Company's non-executive directors in lieu of one third of their directors' fees, and to Dr Deborah Rathjen (Chief Executive Officer and Managing Director) in lieu of $30,000 of her annual salary, for the financial year ending on 30 June 2006 ("**Payment Period**"). The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to non-executive directors in this manner at the last five Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

The following information is provided for the purposes of ASX Listing Rule 10.13.

The Board has used a weighted average share price to calculate the number of shares to be issued in lieu of one third of the directors' fees payable, and in lieu of $30,000 annual salary for Dr Deborah Rathjen, for the Payment Period. The weighted average share price used in respect of the Payment Period has been calculated by reference to the price at which shares traded in the first two months of the Payment Period.

The weighted average share price for the Payment Period is shown below:

Payment Period	***Period for determining weighted average share price***	***Weighted average share price***
1/7/2005 to 30/6/2006	1/7/2005 – 31/8/2005	$0.12

The non-executive directors' fees currently payable in respect of the Payment Period are:

	1 July 2005 to 30 June 2006
Chairman	$82,000
Directors	$41,000
Chairman of Audit and Compliance Committee	Additional $10,000, i.e. $51,000 total

Based on one third of these amounts for non-executive directors and $30,000 of Dr Rathjen's annual salary, the number of shares proposed to be issued to each director under the arrangement described above is as follows:

Director	***With respect to financial year ending 30 June 2006***
Dr Peter Jonson	227,778
Dr Christopher Henney	113,889
Dr George Jessup	113,889
Dr George Morstyn	113,889
Mr Peter Maddern	141,667
Dr Deborah Rathjen	250,000

The Company proposes to issue the shares to the directors by no later than 1 December 2005. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for non-executive directors for subsequent financial years.

RESOLUTION 6: ASX Listing Rule 10.14 – Approval of Proposed Issue of Share Options and Shares to Dr Deborah Rathjen

Resolution 6 seeks shareholder approval for the proposed issue of share options and shares to Dr Deborah Rathjen, the Chief Executive Officer and Managing Director of the Company.

(A) *Issue of share options pursuant to Employee Share Option Plan*

The Company proposes to issue 100,000 share options to Dr Rathjen under the Option Plan for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The Board has classified the proposed share options as bonus share options. The rationale for bonus share options, as approved by the Board, is to reward performance whilst at the same time preserving cash. The Board also recognises that bonus share options are a mechanism for ensuring that long term employees continue to receive share options.

Under current Company policy, in order to be considered for bonus share options, an employee must have achieved at least 50% of the objectives agreed at performance reviews, and in the case of the Chief Executive Officer, at least 50% of the Company's Corporate and R&D objectives for the relevant period.

The non-executive directors, on the advice of the Board's Compensation Committee, have approved the offer to Dr Rathjen of 100,000 share options, in recognition of her performance against the Company's 2004-05 Corporate and R&D objectives, which were set by the Board in June 2004.

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rule 10.15:

(a) the share options will be issued to Dr Rathjen, Chief Executive Officer and Managing Director of the Company;

(b) the number of share options to be issued is 100,000;

(c) the share options will be issued under the Option Plan for no consideration (but with an exercise price as described below);

(d) each share option entitles Dr Rathjen to subscribe for a fully paid ordinary share in the Company at a price of $0.11 per share at any time during the share option exercise period. The share option exercise period will commence from the date of issue of the share options and end on the date that is five years after the commencement of that period;

(e) the persons listed below being persons referred to in Listing Rule 10.14 have received share options under the Option Plan since the last approval under Listing Rule 10.14 of an issue under the Option Plan on 27 June 2005:

- Dr Peter Jonson – 1,000,000 share options

The options noted above were issued for nil consideration;

(f) the directors of the Company as listed below are each entitled to participate in the Option Plan:

Dr Peter Jonson
Dr Deborah Rathjen
Dr Christopher Henney
Dr George Jessup
Mr Peter Maddern
Dr George Morstyn

(g) a voting exclusion statement in respect of Resolution 6 is set out in the Notice of Annual General Meeting;

(h) there is no loan in relation to the acquisition by Dr Rathjen;

(i) if Resolution 6 is approved, the share options are expected to be issued by 1 December 2005 (and in any event, no later than twelve months after the date of this Annual General Meeting); and

(j) the share options will be issued for nil consideration and therefore no funds will be raised by the issue of the share options. However, to the extent that the share options are exercised, the Company expects that the funds raised by the issue will be used for the Company's research and development projects.

The share options will not be quoted on the ASX.

(B) *Issue of ordinary shares to the value of $1,000 pursuant to Employee Share Plan*

The Company proposes to issue ordinary shares to the value of $1,000 to Dr Rathjen under the Share Plan for no consideration.

The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The Share Plan gives all Company employees who are eligible to participate the opportunity to become shareholders in the Company. Based on the belief that every employee has the opportunity to influence the Company's performance, the purpose of the Share Plan is to issue shares in Bionomics to eligible Bionomics' employees ("**Eligible Employees**") to ensure that each Eligible Employee has an extra incentive and stake in the future success of the Company.

Shares are issued under the Share Plan at no cost to Eligible Employees and all Eligible Employees who choose to participate in the Share Plan receive the same value of allocation of shares in the Company. The value of the shares issued to each individual Eligible Employee will not exceed $1,000 based on the pricing structure detailed below.

An allocation of shares under the Share Plan is intended to be made annually when the Company meets or exceeds its organization objectives. The Board, on an annual basis, will determine these objectives, whether the objectives have been met or exceed and the amount of the allocation.

For the 2004-05 financial year, the Board determined that these objectives had been met and that an allocation of $1,000 worth of Company shares would be made to all Eligible Employees. These objectives and the manner in which they have been achieved are discussed below.

Principal objective; the enhancement of shareholder value through achieving:

1. Recognition of the Company's gene based diagnostic test for severe childhood epilepsy as measured by income ($500,000 target).
   - **Achievement:** Two license agreements were entered into (Athena Diagnostics and GTG) with the receipt of approximately $700,000 in upfront license fees for the SMEI diagnostic, and the launch of the SMEI diagnostic by Athena in North America.
2. Proof of concept of the Company's GABA receptor screening strategy.
   - **Achievement:** Infrastructure and people have been brought together to successfully conduct the first High Throughput Screening campaign run by the Company. Confirmed hits have been identified by using technology now established at the Company.
3. Establishment of cornerstone collaborations for the Company's cancer research to advance the validation of drug targets.
   - **Achievement:** Collaborations have been established with the Louisiana Gene Therapy Consortium (US) and the Eye Research Institute (Australia). In addition the work of the Company's cancer group has been recognised through a number of invited symposium presentations and the publication of several scientific papers, including a review article.
4. Establishment of the Company's development pipeline.
   - **Achievement:** This objective was achieved through the acquisition of Iliad Chemicals which provided the Company with advanced compounds for the treatment of cancer and multiple sclerosis.

The Board issued offers pursuant to the Share Plan to Eligible Employees on 7 July 2005, and issued shares to participating Eligible Employees (excluding Dr Rathjen) on 18 July 2005. The issue of shares to Dr Rathjen requires the approval of shareholders pursuant to ASX Listing Rule 10.14.

The following information is provided in relation to the proposed issue of shares to Dr Rathjen and for the purposes of ASX Listing Rule 10.15:

(a) the shares will be issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director of the Company;

(b) the number of shares to be issued will be calculated, on their day of issue, as the number of whole Company shares that may be purchased at the price that is calculated as the weighted average of the prices at which the Company's shares were traded on the ASX during the one week period up to and including the date of issue;

(c) the shares will be issued under the Share Plan for nil consideration;

(d) none of the persons referred to in Listing Rule 10.14 have received shares under the Share Plan;

(e) under the terms of the Share Plan, the directors of the Company as listed below are each entitled to participate in the Share Plan, but to date none of them have been invited to participate:

Dr Peter Jonson
Dr Deborah Rathjen
Dr Christopher Henney
Dr George Jessup
Mr Peter Maddern
Dr George Morstyn

(f) a voting exclusion statement in respect of Resolution 6 is set out in the Notice of Meeting;

(g) there is no loan in relation to the acquisition by Dr Rathjen; and

(h) if Resolution 6 is approved, the shares are expected to be issued by 1 December 2005 (and in any event by no later than twelve months after the date of this meeting).

The shares issued under the Share Plan must not be traded on the ASX until the earlier of three years from their date of issue or the date of termination of Dr Rathjen's employment with the Company.

(C) *Issue of 1,020,000 share options pursuant to Employment Agreement*

The Company proposes to issue 1,020,000 share options to Dr Deborah Rathjen pursuant to her employment contract dated 18 October 2004 ("**Employment Agreement**").

The underlying purpose of the issue of share options is to align the interests of Dr Rathjen with the interests of shareholders.

The following information is provided in relation to the proposed issue of share options and for the purposes of ASX Listing Rule 10.13:

(a) the shares will be issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director of the Company;

(b) the number of share options proposed to be issued is 1,020,000;

(c) if Resolution 6 is approved, the share options are expected to be issued by 1 December 2005 (and in any event by no later than one month after the date of this meeting);

(e) The share options will become exercisable during the following periods:

- As to 1/5 of the share options the period commencing on the first anniversary of acceptance of the invitation relating to those share options;
- As to 1/5 of the share options the period commencing on the second anniversary of acceptance of the invitation relating to those share options;
- As to 1/5 of the share options the period commencing on the third anniversary of acceptance of the invitation relating to those share options;
- As to 1/5 of the share options the period commencing on the fourth anniversary of acceptance of the invitation relating to those share options; and
- As to 1/5 of the share options the period commencing on the fifth anniversary of acceptance of the invitation relating to those share options,

and ending at 5.00 pm (Adelaide time) on the date that is five years after the date of acceptance of the invitation relating to those share options.

(f) The share options will lapse if the Eligible Participant ceases to be an Eligible Participant for any reason other than by death, retrenchment or retirement and otherwise at the end of the relevant exercise period for the share options.

(g) The share issued on exercise of a share option will be a fully paid ordinary share in the Company ranking equally with, and having the same rights and entitlements as, other ordinary shares in the Company on issue at the date of allotment of the option share (other than rights and entitlements accrued prior to the date of allotment of the option share).

(h) An Eligible Participant must not assign or transfer its share options (without the Company's consent), other than a transfer of share options to a legal personal representative in the event that an Eligible Participant has died or become subject to mental health legislation.

(i) An Eligible Participant cannot participate in new issues of shares by the Company without first exercising its share options. The Company must give notice of new share issues (other than pursuant to the Option Plan, the Employee Share Plan, a private placement, a dividend reinvestment plan, a share purchase plan or a bonus share plan or any other employee share or option plan designated by the Board, applying from time to time) to each Eligible Participant who holds share options.

Since the date of the last shareholder approval of the issue of share options under the Option Plan, 4,453,000 share options have been issued under the Option Plan (of this number 750,000 have subsequently lapsed).

Adelaide
30 September 2005



Proxy Form

Bionomics
Limited

ABN 53 075 582 740

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

000001
000
BNO
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X')

OR



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on Thursday 3 November 2005 at 10.30am (Adelaide Time) and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 5, 6 AND 7 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 5,6 and 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 5, 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these items.

Voting directions to your proxy - please mark  to indicate your directions

	Item	For	Against	Abstain*
1.	Adoption of Remuneration Report			
2.	Re-election of Non-Executive Director - Dr P Jonson			
3.	Re-election of Non-Executive Director - Dr G Jessup			
4.	Re-election of Non-Executive Director - Mr P Maddern			
5.	Approval of Issue of Shares to Directors			
6.	Approval of Proposed Issue of Share Options and Shares to Dr D Rathjen			
7.	Approval of Bionomics Limited Employee Share Option Plan			

The Chairman of the meeting intends to vote undirected proxies in favour of all resolutions.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

BNO 19PR

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the Company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30am (Adelaide time) on Thursday 3 November 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited , Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia
BY MAIL	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited, GPO Box 1903, Adelaide SA 5001 Australia
BY FAX	61 8 8236 2305